Mail Stop 3010

October 6, 2009

Mr. R. Ramin Kamfar
Chief Executive Officer
Bluerock Enhanced Multifamily REIT, Inc.
680 5th Avenue, 16th Floor
New York, New York 10019

> **Re: Bluerock Enhanced Multifamily Trust, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed September 25, 2009**
> **File No. 333-153135**

Dear Mr. Kamfar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of the Prospectus

1.   Please disclose the date that the offering will end as required by Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 1

Summary Risk Factors, page 3

2.   We note your response to comment 2 of our letter dated September 22, 2009. In
        response to our comment, you revised your disclosure to state that, after your
        have invested in real estate, you "may pay distributions from the sale of assets to
        the extent distributions exceed [y]our earnings or cash flow from operations."
        Please expand this statement to clarify, if true, that after you have invested in real
        estate you may also pay distributions from offering proceeds and borrowings to
        the extent your distributions exceed your earnings or cash flow from operations.
        Please make similar revisions to the risk factor on page 15.

Plan of Distribution, page 129

3.   We note that you are registering $1.285 billion worth of shares of your common
        stock. Please confirm to us that you reasonably expect to offer and sell this
        amount in the next two years. Refer to Rule 415(a)(2). Also revise your
        disclosure to state the final termination date of the extension period and provide
        this disclosure on the cover page of the prospectus.

Exhibit 8.1

4.   On page 3 of the opinion, counsel states: "This opinion may not be … relied upon
        … by any other person." Please have counsel remove this statement as it appears
        to limit the ability of investors to rely upon the opinion.

Sales Literature

5.   We note that you submitted sales literature on March 23 and 31, 2009. We issued
        comments on April 9, 2009. We have not received your revisions in response to
        our comments. Please note that we must review the revised material prior to you
        utilizing this material.

Mr. R. Ramin Kamfar
Chief Executive Officer
Bluerock Enhanced Multifamily REIT, Inc.
October 6, 2009
Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202)551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Martin H. Dozier, Esq. (*via facsimile*)